GILGAL GENERAL

Exchange-Traded Annuities

Seed Financing

OUR TEAM

GILGAL GENERAL



Alexander A. Ampontuah
Founder & CEO

21 Years of Capital Markets Experience:
- Fixed income trading (MBS)
- Credit portfolio derivatives trading
- Equity derivatives trading
- Market risk management
- Credit risk management

Prior Firms:



Bo Qian
Software Engineer

18 Years of Capital Markets Technology Experience
- Fixed Income Trading Technology (MBS)
- Market Risk Management Technology
- Credit Risk Management Technology

Prior Firms:



Cenray Gangadharan
Software Engineer

16 Years of Capital Markets Technology Experience
- Fixed Income Trading Technology
- Market Risk Management Technology
- Credit Risk Management Technology
- System Design & Software Development Solutions For Enterprises - Distributed, Desktop and Web Applications

Prior Firms:

Advisors

Grant Eldred – Managing Director, Goldman Sachs
Stan Lewis – Vice President, Goldman Sachs

Founder and key software engineers worked together at RBC Capital Markets for 5-6 years in FICC & Proprietary MBS Trading units

TIMING - WHY NOW

GILGAL GENERAL

The 2019 SECURE Act

The 2019 SECURE Act annuity provision permits US employers to carry annuities on workplace retirement plan without incurring fiduciary liability risk

Potential Impact of the 2019 SECURE Act

Much like how the 2006 Pension Protection Act (PPA) paved the way for auto-enrollment and auto-increase in workplace retirement plans, we believe the 2019 SECURE Act will have similar market adoption impact in the workplace retirement savings market (401k, 403(b) & IRAs) to help employees & retirees convert portions of their retirement savings balances to guaranteed retirement income using annuities.

PPA Impact on Workplace Retirement Savings Adoption

	2019	2006
401k Auto-Enrollments	61%	35%
QDIA – Target Date Funds	73%	32%
401k Auto-Increase	46%	26%
Roth IRA Contributions	61%	31%

PROBLEM

GILGAL GENERAL


How retirement math has changed
Retirement math used to be simple:
$
=
+
Expected retirement income
Social security benefit
Pension benefit
But today, the math isn't so straightforward:
$
=
+
???
Expected retirement income
Social security benefit
Retirement savings

The guaranteed retirement income once promised by pensions is gone.

ANNUITIES CAN FIX THIS…BUT ANNUITIES ARE COSTLY

GILGAL
GENERAL

Imagine buying an annuity contract from an insurance company and the very next day, the contract value declines by 7-10%. And you must wait 7-10 years before the contract value creeps back to par or you will lose the 7-10% of the contract value if you leave before the 7-10 year surrender period.



Misaligned incentive structure because annuities are SOLD to retirees not bought by retirees
Contract Value
Surrender Charge
$100
$99
$98
$97
$96
$95
$94
$93
$92
1
2
3
4
5
6
7
8
Surrender Period/Years

THE SOLUTION…EXCHANGE CLEARINGHOUSE

GILGAL
GENERAL


Insurer10
Insurer9
Insurer1
Insurer8
Insurer2
Insurer7
Insurer3
Insurer6
Insurer4
Insurer5

THE CLEARING HOUSE

Monitors and processes every trade, limiting counterparty credit risk among insurers and mitigating the risk of member-insurer default. It acts as the neutral counterparty between every buyer (retiree) and seller (insurer), ensuring the soundness and integrity of every annuities contract executed on the exchange.

SOLUTION INFRASTRUCTURE

GILGAL GENERAL



Insurers
Trade & Market-Making Execution Platform For Insurers
Allianz
AIG
AIG
NEW YORK LIFE
MetLife
TIAA CREF
Record Keepers, Brokerages, Banks, Retirement Plan Platforms
GILGAL GENERAL
Vanguard
E*TRADE
charles SCHWAB
MERRILL EDGE
Workplace Employee
Executes A Buy Order in Gilgal General's Exchange Traded Annuity, Breads
Swift network
Order Routed to Gilgal Exchange (buy/sell)
Clearing/Settlement
Insurers Originate Exchange-Traded Annuities Contracts In Gilgal General Standardized Format
Insurer BookViewer
Insurers Market-Making Applications
Insurers Submit Bids
Risk Management
Trade Settlement
Clearing House
BIC Address
Trade Match Engine
Exchange
Gilgal General Clearing
Contract Origination
Insurers Provide Bid & Post Margin.
Trade Confirms Back To Employee Workplace Record Keeper, Brokerage
Custody
Margin Calculation
Swift network
Invest Margin in Triparty Repo

US ANNUITY MARKET

GILGAL GENERAL

Stable & Consistent Annuity Sales Over The Years – Despite The Lower For Longer Rates Environment



300
250
200
150
100
50
0
Variable Annuities
Fixed Annuities
Total Annuity Sales
133
103
236
105
117
222
98
105
204
100
134
234
102
140
242
2015
2016
2017
2018
2019

Annual Sales ($ Billions)

PRODUCT - TRADING PLATFORM

GILGAL GENERAL

Find exchange-traded annuity contracts through your workplace retirement plan provider or brokerage → Review list of available exchange-traded annuity contracts offerings → **Book it!**



Front-End Execution Systems
Markets & Venues
Straight-Through Processing
Insurer Front Office
Insurer Front Office
Brokers (Fidelity, Schwab, Vanguard & etc)
Gilgal General Direct (Mobile Trading)
ISV Community
"Listed"
Gilgal General GAPEX
Gilgal General CLEAR PORTAL
"OTC" (PRT Platform)
Exchange: GAPEX
Clearing House: Gilgal General Clearing
Gilgal General STP
Insurers Risk System
FIXML or FIX Internet/HTTPS
Insurers Accounting System

PRODUCT - EXCHANGE TECHNOLOGY

GILGAL
GENERAL



GILGAL EXCHANGE
Morning Star
Order Entry Platform
Match Engine
Market Data Platform
Risk Management Services
Order Routing Interface
Market Integrity Controls
Match Buy/Sell Orders
Disseminates Gilgal GAPEX Market Data To Insurers & The Street
Mitigate Exposure, Transaction, And Execution Risk
Mitigate Disruptions – Price Limits, Price Banding, Velocity Logic

THE ANNUITY CONTRACT = SWAP CONTRACT

GILGAL GENERAL

The Annuity Contract Re-imagined



1
Unique Investment Opportunity
+
2
Attractively Priced Liabilities
+
3
Efficient & Scalable Structure
=
4
Attractive ROE With Strong Earnings Growth Potential



Investment Margin of 2.77%
1 473 bps
2 196 bps
2 96 bps
3 44 bps
4 137 bps
Attractive Operating ROE ex AOCI
Net Investment Returns
Cost of Crediting as % of Account Value
Other Liability Costs
Operating and Other Expenses
Operating Earnings

Illustrative Fixed Annuity Contract Economics

REVENUE MODEL

GILGAL GENERAL

We Have A Take Rate Of 12-25% On All Transactions Economics From Insurers

$48.4 Billion → **137 bps** → **$79.5 Million**

Share of Market

Convert 20% of the target annual annuity sales market to the Electronic Exchange

Average Operating Margin On Fixed & Fixed Index Annuities

Revenue

Projected by FY2024-2025

Other Revenue Stream:

- Exchange - Insurers Membership Fees
- Clearing House - Clearing fees
- Custody Fees
- Fees Per Trade/Execution Fees
- Repository/Market Data Fees (API)
- Settlement fees
- Tri-party repo fees

Disclaimer: these projections cannot be guaranteed

GO-TO-MARKET

GILGAL GENERAL

Bringing a once offline, bespoke and manual annuity contract, to online electronically traded exchange-traded contract allowing insurers to compete for volume flow from workplace employees

Capture The Supply Side	Enroll The Demand Side	Remove Frictions & Constraints	Roll Out Trading Application
Build trading market applications for insurers	Introduce revenue share economics with record keepers to make the exchange contracts the default option for retirement plan menus	Eliminate misaligned incentives: 1) No commission fees; 2) No surrender charges	Roll out trading applications where both sides can operate & work together – mobile & web trading apps

RETIREMENT PROVIDERS

Fidelity, Vanguard, Transamerica, Bank of America, Aon, T. Rowe Price, Lincoln, Prudential, Principal, Nationwide, Wells Fargo, TIAA, John Hancock, Voya, ADP, Empower, Xerox, Conduent, MassMutual, AIG, Charles Schwab

INSURANCE COMPANIES

Jackson National, Symetra, Transamerica, New York Life, Global Atlantic, Athene, Lincoln, Prudential, Principal, Nationwide, Pacific Life, TIAA, AIG, Bright House, Thrivent, American Equity, Great-West, Equitable, Delaware Life, MassMutual, Northwestern Mutual, RiverSource

Trading Platform

Employees & Retirees Trading Applications Platform

COMPETITION

GILGAL GENERAL

2019 Annuity Sales - US Insurers ($ In Thousands)

Rank	Insurance Company Name	Total		Insurance Company Name	Variable Annuity		Insurance Company Name	Fixed Annuity	
1	Jackson National Life	19,626,719	10.7%	Jackson National Life	14,693,766	15.2%	AIG Companies	13,264,328	12.5%
2	AIG Companies	19,419,511	10.5%	Equitable Financial	11,697,921	12.1%	New York Life	9,863,105	9.3%
3	Lincoln Financial Group	14,837,778	8.1%	TIAA	9,858,000	10.2%	Allianz Life of North America	8,368,418	7.9%
4	New York Life	13,239,522	7.2%	Lincoln Financial Group	9,752,988	10.1%	Global Atlantic Financial Group	8,292,011	7.8%
5	Allianz Life of North America	12,369,631	6.7%	Prudential Annuities	8,523,711	8.8%	Athene Annuity & Life	6,766,852	6.4%
6	Equitable Financial	11,734,276	6.4%	AIG Companies	6,155,183	6.4%	Pacific Life	6,194,839	5.9%
7	Nationwide	10,809,100	5.9%	Brighthouse Financial	5,767,867	6.0%	Nationwide	6,114,900	5.8%
8	Prudential Annuities	10,477,707	5.7%	Nationwide	4,694,200	4.8%	Lincoln Financial Group	5,084,791	4.8%
9	TIAA	9,858,000	5.4%	RiverSource Life Insurance	4,086,723	4.2%	Massachusetts Mutual Life	5,079,675	4.8%
10	Pacific Life	9,511,941	5.2%	Allianz Life of North America	4,001,212	4.1%	American Equity Investment Life	4,963,208	4.7%
11	Global Atlantic Financial Group	8,397,573	4.6%	Transamerica	3,633,533	3.8%	Jackson National Life	4,932,953	4.7%
12	Athene Annuity & Life	6,782,132	3.7%	New York Life	3,376,417	3.5%	Great American	4,545,638	4.3%
13	Brighthouse Financial	6,157,641	3.3%	Pacific Life	3,317,105	3.4%	Fidelity & Guaranty Life	3,595,367	3.4%
14	Massachusettes Mutual Life	5,544,547	3.0%	Thrivent Financial for Lutherans	2,291,067	2.4%	Symetra Financial	3,497,556	3.3%
15	American Equity Investment Life	4,963,206	2.7%	Fidelity Investments Life	1,545,727	1.6%	Principal Financial Group	2,890,424	2.7%
16	Great American	4,649,120	2.5%	Northwestern Mutual Life	1,045,025	1.1%	Western Southern Group	2,838,241	2.7%
17	RiverSource Life Insurance	4,435,381	2.4%	CMFG Life Insurance Company	998,448	1.0%	Security Benefit Life	2,540,018	2.4%
18	Transamerica	4,196,305	2.3%	Principal Financial Group	568,663	0.6%	Delaware Life	2,405,953	2.3%
19	Symetra Financial	3,622,527	2.0%	Massachusetts Mutual Life	464,872	0.5%	Midland National	2,257,659	2.1%
20	Fidelity & Guaranty Life	3,595,367	2.0%	Securian Financial	364,198	0.4%	North American Company For Life & H	2,216,537	2.1%
Top 20 Insurance Companies		184,227,984			96,836,626			105,712,473	
Total Industry		241,727,000			101,900,000			139,827,000	
Top 20 Insurance Companies Share		76%			95%			76%	

VALUE PROPOSITION

GILGAL GENERAL

Employees, Retirees & Investors

- Buy annuities in seconds, not weeks
- No commission fees
- No surrender charges
- No surrender period
- No investment minimums
- Eliminate single insurer default risk
- Market-based competitive bidding
- Portable - seamless portability from workplace to workplace

Insurance Companies

- Revenue-sharing economics
- Opens up access to new customers domestic & int'l
- Operational efficiency – operational cost savings
- Radically reduced cost of distribution
- Contract is centrally-cleared
- Regulatory capital-efficient
- Capital requirements and equity buy-in for insurers

Employers & Pension Plans

- Eliminate fiduciary liability risk
- Revenue-sharing economics
- Portable - seamless portability from workplace to workplace
- Complimentary & unique exchange-traded retirement income product on workplace retirement providers plan menus
- Remove workplace employees inertia adopting annuities

Record Keepers, Brokerages & Banks

- Revenue-sharing economics
- Complimentary & unique exchange-traded retirement income product on workplace retirement providers plan menus

USE OF FUNDS

GILGAL GENERAL

We are looking for operational capital on a SAFE Note to build our next generation clearing house, contract trading platform & exchange trading infrastructure

Accomplished

- ✓ 9 Fixed Annuity (FA) contracts constructed & automated into the trading platform
- ✓ 72 Fixed Indexed Annuity (FIA) contracts constructed & automated into the platform
- ✓ 8 Variable Annuities (VA)contracts currently in implementation/build out phase.
- ✓ Partnered & contracted with ICE (owner of NYSE) to supply live market data for pricing of Fixed Annuities, Fixed Indexed Annuity & Variable Annuities (VA)contracts on GAPEX – the trading platform.
- ✓ Will partner and cross-list on NYSE for the 8 Variable Annuity (VA) contracts to be developed in conjunction with ICE/NYSE for broader market liquidity.
- ✓ Fixed Annuities & Fixed Indexed Annuity contracts already priced & deployed in batch mode in our cloud computing analytics infrastructure..

Use of Funds

- SEC/CFTC Registrations:
  - Exchange Trading Facility (SEF)
  - Contract Clearing Organization (DCO)
  - Broker-Dealer (SIPC & FINRA)
- Build the Exchange Trading Facility - Finish the build out of the exchange trading technology infrastructure.
- Finish the build out of the Clearing House risk management analytics and clearing infrastructure (DCO)- finish beta by end of Q3 2021
- Hire 5-7 additional technologists/software engineers
- Bring on board up to ~8 insurers on the marketplace as contract market-makers/clearing members on the exchange.
- Bring on board up to ~6 retirement plan providers/record keepers to enroll work place employees & retirees.
- Patents & trademarks registrations

GOALS & MILESTONES

GILGAL GENERAL

	Short-Term 2022Q2	Medium-Term 2024Q1	Long-Term 2025Q3
Goals	▪ Introduce electronic exchange-traded annuities to plan sponsors & insurers ▪ Validate plan participants exchange-traded annuities cost curves ▪ Validate cost, distribution and conversion rates of plan participants to the electronic exchange	▪ Broaden the exchange liquidity & bring down the cost curve of plan participants to improve product adoption and conversion rates in US and international ▪ Increase plan participants on the exchange to 32-36mm	▪ Enter adjacent markets – Pension Risk Transfer (PRT) – work with pension plan sponsors on product adoption and conversion ▪ Operate at national scale ▪ Optimize profits ▪ Improve operational efficiencies
Milestones	▪ **Build** front-end trade execution & clearing engine for insurers; iOS & Android mobile trading execution platform for retirees/investors. **Release** UAT v1 in 8 months to insurers for testing and feedback; v2 4 months after v1; v3 4 months after v2. ▪ **Acquire** 8-10 insurance companies & 6-8 record keepers onto the exchange ▪ **Connect** all 6-8 record keepers' plan participants into the exchange electronically ~approximately 20-24mm plan participants; 6mm of which would-be retirement income seekers of this population. ▪ **Convert** 2-3mm of those 6mm plan participants into the exchange for exchange-traded retirement income.	▪ **Improve, scale & build** further network infrastructure connectivity with insurers, banks, record keepers and pension plans in the marketplace ▪ **Grow** network to 20-25 of the top 40 US insurers/annuity providers & 12-15 of the top 20 US record keepers onto our electronic exchange ▪ **Expand** into multiple international geographical markets – with key focus on Japan & China; potentially UK pension market (very suitable product for UK pension system)	▪ **Partner** with other US national and international exchanges & cross-list our exchange-traded retirement income products with other exchanges to further broaden product liquidity & product adoption and increase consumers take-up rate and conversion ▪ **Capture** the top 40 of US insurers/annuity providers & the top 20 of US record keepers onto the electronic exchange.

Disclaimer: these projections cannot be guaranteed